UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ CARLOS E. GALVEZ PINILLOS

Name: Carlos E. Galvez Pinillos

Title: Chief Financial Officer

Date: April 27, 2017

Buenaventura Announces First Quarter 2017 Results

LIMA, Peru--(BUSINESS WIRE)--April 27, 2017--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the first quarter (1Q17) period ended March 31, 2017. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

First Quarter 2017 Highlights:

  In 1Q17, EBITDA from direct operations was US$80.7 million, increased 30% compared to US$62.0 million reported in 1Q16. Adjusted EBITDA (including associated companies) increased 21% (US$ 178.1 million) in 1Q17, compared to the US$ 146.8 million in 1Q16.
  Heavy rains due to “Coastal El Niño” did not impacted our operations facilities, however logistics processes were affected.
  Total attributable production in 1Q17 was 135k gold ounces and 6.1 million silver ounces, compared to 158k gold ounces and 6.2 million silver ounces in 2016.
  Tambomayo´s ramp-up has been extended due to a bottleneck detected within the tailing filtering process.
  El Brocal reported its second consecutive quarter of positive operating performance and financial results.
  San Gabriel´s Environmental Impact Assessment (EIA) was approved on March 31, 2017.
  At Cerro Verde, operating and financial results were slightly affected, despite a 21 day strike and the impacts of “Coastal El Niño”.

Financial Highlights (in millions of US$, except EPS figures):

	1Q17	1Q16	Var %
Total Revenues	278.3	227.3	22%
Operating Profit	23.1	13.0	77%
EBITDA Direct Operations	80.7	62.0	30%
Adjusted EBITDA (Inc Associates)	178.1	146.8	21%
Net Income	70.7	51.6	37%
EPS**	0.28	0.20	37%

(*) See Appendix 5
(**) as of March 31, 2017 Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Operating Revenues

During 1Q17, net sales were US$272.8 million, a 24% increase compared to the US$220.6 million reported in 1Q16. This result was primarily due to an increase in all metal prices as well as higher volume sales of silver, zinc and lead.

Royalty income decreased 18% from US$6.7 million in 1Q16 to US$5.5 million in 1Q17 due to lower revenues at Yanacocha (17% QoQ).

Operating Highlights	1Q17	1Q16	Var %
Net Sales (in millions of US$)	272.8	220.6	24%
Average Realized Gold Price (US$/oz) (1) (2)	1,231	1,205	2%
Average Realized Gold Price (US$/oz) inc. Affiliates (3)	1,218	1,196	2%
Average Realized Silver Price (US$/oz) (1) (2)	16.65	14.37	16%
Average Realized Lead Price (US$/MT) (1) (2)	2,290	1,782	28%
Average Realized Zinc Price (US$/MT) (1) (2)	2,899	1,620	79%
Average Realized Copper Price (US$/MT) (1) (2)	5,999	4,427	36%

Volume Sold	1Q17	1Q16	Var %
Gold Oz Direct Operations (1)	78,338	80,989	-3%
Gold Oz inc Associated Companies (3)	155,088	172,119	-10%
Silver Oz (1)	5,999,608	5,314,779	13%
Lead MT (1)	9,719	6,567	48%
Zinc MT (1)	16,691	12,342	35%
Copper MT (1)	9,829	11,098	-11%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price considers the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Production and Operating Costs

In 1Q17, Buenaventura’s gold equity production from direct operations was 62,828; a 4% decrease as compared to 1Q16 (65,376 gold ounces). In 1Q17 Gold production including associated companies was 135,428 ounces; a 14% decrease as compared to the same period 2015. This decline is due to a decrease in production at Yanacocha. Zinc and Lead equity production were higher during 1Q17 compared to 1Q16 mainly as a result increased production at Uchucchacua and El Brocal.

Equity Production	1Q17	1Q16	Var %
Gold Oz Direct Operations(1)	62,828	65,376	-4%
Gold Oz including Associated(2) Companies	135,428	157,955	-14%
Silver Oz Direct Operations(1)	5,370,294	5,898,982	-9%
Silver Oz including Associated Companies	6,133,526	6,213,680	-1%
Lead MT	7,802	6,982	12%
Zinc MT	13,570	10,368	31%
Copper MT Direct Operations(1)	6,338	6,459	-2%
Copper MT including Associated Companies	29,588	30,623	-3%

Consolidated Production	1Q17	1Q16	Var %
Gold Oz(3)	80,279	84,254	-5%
Silver Oz(3)	6,262,264	6,157,018	2%
Lead MT(3)	10,320	8,183	26%
Zinc MT(3)	20,959	14,405	20%
Copper MT(3)	11,214	11,417	-2%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.32% of El Brocal.
(2)	Consider 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.32% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Orcopampa (100% owned by Buenaventura)

Production
		1Q17	1Q16	Var %
Gold	Oz	42,332	44,135	-4%
Silver	Oz	140,095	147,414	-5%

Cost Applicable to Sales
		1Q17	1Q16	Var %
Gold	US$/Oz	777	688	13%

Gold production at Orcopampa decreased 4% in 1Q17 year on year, primarily due to lower ore grades (see Appendix 2). Cost Applicable to Sales (CAS) in 1Q17 (777 US$/Oz) increased 13% compared to 1Q16 (688 US$/Oz), mainly due to higher contractor expenses (a non-recurrent closing bonus), an increase in meters drifted and lower ounces sold (4% QoQ).

Gold production guidance for 2017 is 180k – 190k ounces.

Uchucchacua (100% owned by Buenaventura)

Production
		1Q17	1Q16	Var %
Silver	Oz	4,021,722	4,161,975	-3%
Zinc	MT	1,882	1,725	9%
Lead	MT	2,794	2,506	11%

Cost Applicable to Sales
		1Q17	1Q16	Var %
Silver	US$/Oz	10.92	10.35	5%

Silver production in 1Q17 was in line with 1Q16. Cost Applicable to Sales (CAS) in 1Q17 (10.92 US$/Oz) increased 5% compared to 1Q16 (10.35 US$/Oz), mainly due to an increase in labor expenses and higher contractor expenses (a non-recurrent closing bonus).

Silver production guidance for 2017 is 16.0 million – 17.0 million ounces.

Mallay (100% owned by Buenaventura)

Production
		1Q17	1Q16	Var %
Silver	Oz	320,372	408,619	-22%
Zinc	MT	2,174	2,764	-21%
Lead	MT	1,322	2,069	-36%

Cost Applicable to Sales
		1Q17	1Q16	Var %
Silver	US$/Oz	13.18	11.93	10%

Silver production in 1Q17 decreased 22% year on year, primarily due to lower ore grades (see Appendix 2). Cost Applicable to Sales (CAS) in 1Q17 increased by 10% year on year, primarily due to a decrease in ounces sold (9% QoQ).

Silver production guidance for 2017 is 1.5 million – 1.7 million ounces.

Julcani (100% owned by Buenaventura)

Production
		1Q17	1Q16	Var %
Silver	Oz	666,236	853,052	-22%

Cost Applicable to Sales
		1Q17	1Q16	Var %
Silver	US$/Oz	13.36	10.66	25%

Silver production in 1Q17 was 22% lower compared to 1Q16; primarily due to a decrease in ore treated (15% QoQ) and lower ore grades (10% QoQ). Cost Applicable to Sales (CAS) in 1Q17 (13.36 US$/Oz) was 25% higher than 1Q16 (10.66 US$/Oz), primarily explained by lower production. Management changed the mining method at Julcani after rock fall resulted in a fatal accident in January 2017, temporarily impacting productivity. This effect has been already surpassed.

Silver production guidance for 2017 is 3.0 million – 3.4 million ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		1Q17	1Q16	Var %
Gold	Oz	32,255	34,193	-6%
Silver	Oz	68,931	59,236	16%

Cost Applicable to Sales
		1Q17	1Q16	Var %
Gold	US$/Oz	723	538	34%

Gold production in 1Q17 decreased by 6% year on year, in line with the mine production plan. Cost Applicable to Sales (CAS) in 1Q17 (723 US$/Oz) increased 34% compared to 1Q16 (538 US$/Oz), primarily due to i) increased reagent consumption (associated with an increase in acid water treated), ii) decrease in ounces sold (3% QoQ) and iii) lower ore grades.

Gold production guidance for 2017 is 115k – 125k ounces.

Tantahuatay (40.10% owned by Buenaventura)

Production
		1Q17	1Q16	Var %
Gold	Oz	31,245	34,562	-10%
Silver	Oz	133,274	243,990	-45%

Cost Applicable to Sales
		1Q17	1Q16	Var %
Gold	US$/Oz	508	427	19%

Gold production in 1Q17 decreased 10% year on year, in line with the mine production plan. Cost Applicable to Sales (CAS) in 1Q17 (508 US$/Oz) increased 19% compared to 1Q16 (427 US$/Oz) mainly due to a decrease in ounces sold and higher exploration expenses.

Gold production guidance for 2017 is 145k – 155k ounces

El Brocal (61.32% owned by Buenaventura)

Production
		1Q17	1Q16	Var %
Copper	MT	11,155	11,344	-2%
Zinc	MT	16,903	9,916	70%
Silver	Oz	1,044,908	526,724	98%

Cost Applicable to Sales
		1Q17	1Q16	Var %
Copper	US$/MT	4,877	4,823	1%
Zinc	US$/MT	1,947	1,474	32%

Copper production in 1Q17 was in line with 1Q16. In 1Q17 zinc production increased 70% compared to 1Q16 mainly due to an increase ore treated and higher ore grades.

In 1Q17, zinc Cost Applicable to Sales (CAS) increased 32% year to year, mainly due to higher commercial deductions triggered by higher zinc prices (79% QoQ), which activated the treatment charges escalators. Copper CAS in 1Q17 was in line with the figure reported in 1Q16.

Zinc production guidance for 2017 is 60k – 70k MT, while copper production guidance for 2017 is 55k – 65k MT.

General and Administrative Expenses

1Q17 General and Administrative expenses were US$22.5 million; a 5% increase as compared to the US$21.4 million in 1Q16 mainly due to an increase insurance expenses (29% QoQ).

Exploration in Non-Operating Areas

1Q17 Exploration costs in Non-Operating Areas were US$2.3 million compared with US$3.5 million in 1Q16. During the period, Buenaventura’s primarily focused its exploration efforts on the Marcapunta Norte (US$0.38 million) and San Gabriel projects (US$0.19 million).

Share in Associated Companies

During 1Q17, Buenaventura’s share in associated companies was US$44.9 million, compared to US$28.4 million reported in 1Q16, comprised of:

Share in the Result of Associates (in millions of US$)	1Q17	1Q16	Var %
Cerro Verde	36.0	19.0	90%
Coimolache	4.3	5.7	-25%
Yanacocha	4.6	3.7	23%
Total	44.9	28.4	58%

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), 1Q17 gold production was 137,621 ounces (60,072 ounces attributable to Buenaventura); a 24% decrease as compared to the 180,348 ounces (78,722 ounces attributable to Buenaventura) produced in 1Q16.

Gold production guidance at Yanacocha for 2017 is 530k – 560k ounces.

In 1Q17, Yanacocha reported a net income of US$10.4 million, compared to a net income of US$8.5 million reported in 1Q16.

CAS in 1Q17 was US$823/oz; a 12% increase as compared to the US$734/oz reported in 1Q16 mainly due to lower volume sold (147,821 gold ounces in 1Q17 vs 180,348 gold ounces in 1Q16).

The Quecher Main project engineering (oxide deposit) is being developed, a decision to progress is expected in 2H17. In the case of Yanacocha Sulphides, technical and economic viability has been improving, with an update expected in 2H17.

Capital expenditures at Yanacocha were US$12.6 million in 1Q17.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 1Q17 copper production was 118,744 MT (23,250 MT attributable to Buenaventura), a 4% decrease compared to 1Q16 (123,414 MT and 24,164 MT attributable to Buenaventura).

During 1Q17, Cerro Verde reported a net income of US$184.0 million compared to net income of US$96.9 million in 1Q16. This increase was primarily due to: i) an increase in volumes sold and ii) higher realized price (US$2.83/Lb in 1Q17 compared to US$2.23/Lb in 1Q16).

Capital expenditures at Cerro Verde were US$24.7 million in 1Q17.

Cerro Verde´s Debt:
1.	Syndicated Loan (US$1.8B): US$540 million of which have been prepaid.
2.	Shareholder´s Loan (US$0.6B): US$85 million of which have been prepaid.

Copper production guidance at Cerro Verde for 2017 is 500k MT – 550k MT.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 1Q17 attributable contribution to net income was US$4.3 million (US$5.7 million in 1Q16).

Project Development and Exploration

The Tambomayo Project (100% ownership)

  Project ramp-up has been extended due to additional adjustments that have to be made in the tailings filtering process.
  Full capacity expected by 3Q17.
  Updated 2017 Production Guidance of 60k – 90k Au Oz.

The San Gabriel Project (100% ownership)

  Environmental Impact Assessment (EIA) was approved on March 31, 2017.
  Prefeasibility in progress to complete:
    Mining method and rock support analysis
    Metallurgical test to optimize the design of the processing plant and recovery rate

***

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2015 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of December 31, 2016)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.32	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates
(**) Equity Accounting

APPENDIX 2

		GOLD PRODUCTION
		1Q17	1Q16%
Mining Unit	Operating Results	Underground
Orcopampa	Ore Milled DMT	114,485	110,588	4%
	Ore Grade OZ/MT	0.38	0.40	-7%
	Recovery Rate %	96.8%	96.2%	1%
	Ounces Produced*	42,332	44,135	-4%
Mining Unit	Operating Results	Open Pit
La Zanja	Ounces Produced	32,255	34,193	-6%
Tantahuatay	Ounces Produced	31,245	34,562	-10%
* Includes ounces from retreatment of taling dams

		SILVER PRODUCTION
		1Q17	1Q16%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	332,876	318,381	5%
	Ore Grade OZ/MT	14.38	15.61	-8%
	Recovery Rate %	84.0%	83.8%	0%
	Ounces Produced	4,021,722	4,161,975	-3%
Julcani	Ore Milled DMT	38,341	44,983	-15%
	Ore Grade OZ/MT	17.92	19.85	-10%
	Recovery Rate %	96.99%	95.57%	1%
	Ounces Produced	666,236	853,052	-22%
Mallay	Ore Milled DMT	49,382	48,546	2%
	Ore Grade OZ/MT	7.05	8.99	-22%
	Recovery Rate %	92.1%	93.7%	-2%
	Ounces Produced	320,372	408,619	-22%
Mining Unit	Operating Results	Open Pit
Colquijirca	Ounces Produced	812,998	357,699	127%

		ZINC PRODUCTION
		1Q17	1Q16%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	332,876	318,381	5%
	Ore Grade %	1.23%	1.13%	9%
	Recovery Rate %	45.90%	47.7%	-4%
	MT Produced	1,882	1,725	9%
Mallay	Ore Milled DMT	49,382	48,546	2%
	Ore Grade %	4.98%	6.54%	-24%
	Recovery Rate %	88.30%	87.0%	1%
	MT Produced	2,174	2,764	-21%
Mining Unit	Operating Results	Open Pit
Colquijirca	MT Produced	16,903	9,916	70%

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	1Q17	1Q16	Var
Net Income	76,250	51,248	49%
Add / Subtract:	4,495	10,784	N.A
Provision for income tax, net	-3,459	-6,789	-49%
Share in associated companies by the equity method, net	-44,864	-28,397	58%
Provision for contingencies	12,482	885	1310%
Interest income	-1,291	-2,347	-45%
Interest expense	7,212	7,980	-10%
Loss on currency exchange difference	-3,003	-6,379	-53%
Long Term Compensation provision	-4	0	N.A
Depreciation and Amortization	44,309	46,838	-5%
Workers´ participation provision	836	1,276	-34%
Profit from discontinued operations	-7,723	-2,283	238%
EBITDA Buenaventura Direct Operations	80,745	62,032	30%
EBITDA Yanacocha (43.65%)	12,956	25,405	-49%
EBITDA Cerro Verde (19.58%)	75,764	48,233	57%
EBITDA Coimolache (40%)	8,671	11,119	-22%
Adjusted EBITDA (including Associated companies)	178,136	146,788	21%

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units. The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended Mar 31
	2017	2016
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	141,320	115,411
Add:
Consolidated Exploration in units in operation	19,661	19,116
Consolidated Commercial deductions	66,155	54,341
Consolidated Selling expenses	4,313	4,773
Consolidated Cost applicable to sales	231,449	193,641

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended Mar 31
	2017	2016
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	2	0
Julcani, Silver	7,720	4,005
Julcani, Lead	650	387
Julcani, Copper	45	30
Mallay, Gold	100	117
Mallay, Silver	2,370	2,088
Mallay, Lead	1,465	1,301
Mallay, Zinc	2,090	1,508
Orcopampa, Gold	23,866	21,769
Orcopampa, Silver	1,147	1,083
Orcopampa, Copper	18	6
Uchucchacua, Gold	20	16
Uchucchacua, Silver	25,998	21,550
Uchucchacua, Lead	2,469	1,318
Uchucchacua, Zinc	1,518	882
La Zanja, Gold	22,932	17,712
La Zanja, Silver	684	442
El Brocal, Gold	1,411	1,978
El Brocal, Silver	4,883	2,726
El Brocal, Lead	3,983	2,150
El Brocal, Zinc	13,363	7,027
El Brocal, Copper	19,481	24,341
Non Mining Units	5,104	2,975

Consolidated Cost of sales, excluding depreciation and amortization	141,320	115,411

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended Mar 31
	2017	2016
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	1	0
Julcani, Silver	3,033	2,211
Julcani, Lead	255	213
Julcani, Copper	18	16
Mallay, Gold	30	41
Mallay, Silver	719	728
Mallay, Lead	444	453
Mallay, Zinc	634	526
Orcopampa, Gold	8,574	8,188
Orcopampa, Silver	412	407
Orcopampa, Copper	7	2
Uchucchacua, Gold	3	4
Uchucchacua, Silver	4,448	5,735
Uchucchacua, Lead	423	351
Uchucchacua, Zinc	260	235
La Zanja, Gold	388	4
La Zanja, Silver	12	0
El Brocal, Gold	0	0
El Brocal, Silver	0	0
El Brocal, Lead	0	0
El Brocal, Zinc	0	0
El Brocal, Copper	0	0
Non Mining Units	0	0

Consolidated Exploration expenses in units in operation	19,661	19,116

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended Mar 31
	2017	2016
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0
Julcani, Silver	1,341	1,435
Julcani, Lead	113	135
Julcani, Copper	8	12
Mallay, Gold	39	44
Mallay, Silver	909	1,110
Mallay, Lead	552	681
Mallay, Zinc	1,181	1,369
Orcopampa, Gold	99	101
Orcopampa, Silver	32	16
Orcopampa, Copper	4	1
Uchucchacua, Gold	7	6
Uchucchacua, Silver	9,626	9,256
Uchucchacua, Lead	910	568
Uchucchacua, Zinc	1,544	1,312
La Zanja, Gold	62	58
La Zanja, Silver	1	1
El Brocal, Gold	2,039	2,194
El Brocal, Silver	4,178	2,027
El Brocal, Lead	2,792	1,055
El Brocal, Zinc	13,393	5,355
El Brocal, Copper	27,323	27,605
Non Mining Units	0	0

Consolidated Commercial deductions in units in operation	66,155	54,341

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended Mar 31
	2017	2016
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0
Julcani, Silver	102	178
Julcani, Lead	9	17
Julcani, Copper	1	1
Mallay, Gold	4	9
Mallay, Silver	102	161
Mallay, Lead	63	100
Mallay, Zinc	90	116
Orcopampa, Gold	154	159
Orcopampa, Silver	7	8
Orcopampa, Copper	0	0
Uchucchacua, Gold	1	1
Uchucchacua, Silver	673	809
Uchucchacua, Lead	64	49
Uchucchacua, Zinc	39	33
La Zanja, Gold	174	217
La Zanja, Silver	5	5
El Brocal, Gold	73	120
El Brocal, Silver	254	165
El Brocal, Lead	207	130
El Brocal, Zinc	696	425
El Brocal, Copper	1,014	1,472
Non Mining Units	580	598

Consolidated Selling expenses	4,313	4,773

	JULCANI
	1Q 2017						1Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2	7,720	650	-	45	8,418	-0	4,005	387	-	30	4,421
Add:
Exploration Expenses (US$000)	1	3,033	255	-	18	3,307	-0	2,211	213	-	16	2,440
Commercial Deductions (US$000)	0	1,341	113	-	8	1,463	-0	1,435	135	-	12	1,581
Selling Expenses (US$000)	0	102	9	-	1	111	-0	178	17	-	1	197
Cost Applicable to Sales (US$000)	3	12,196	1,028	-	71	13,299	-1	7,829	753	-	59	8,640
Divide:
Volume Sold	4	912,656	591	-	16	Not Applicable	-1	734,224	578	-	19	Not Applicable
CAS	924	13.36	1,738	-	4,511	Not Applicable	-	10.66	1,301	-	3,154	Not Applicable

	MALLAY
	1Q 2017						1Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	100	2,370	1,465	2,090	-	6,025	117	2,088	1,301	1,508	-	5,015
Add:
Exploration Expenses (US$000)	30	719	444	634	-	1,827	41	728	453	526	-	1,748
Commercial Deductions (US$000)	39	909	552	1,181	-	2,680	44	1,110	681	1,369	-	3,205
Selling Expenses (US$000)	4	102	63	90	-	260	9	161	100	116	-	386
Cost Applicable to Sales (US$000)	173	4,100	2,524	3,996	-	10,792	212	4,087	2,536	3,520	-	10,354
Divide:
Volume Sold	193	311,157	1,276	1,472	-	Not Applicable	240	342,590	1,799	2,295	-	Not Applicable
CAS	897	13.18	1,979	2,715	-	Not Applicable	883	11.93	1,409	1,534	-	Not Applicable

	ORCOPAMPA
	1Q 2017						1Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	23,866	1,147	-	-	18	25,031	21,769	1,083	-	-	6	22,858
Add:					-
Exploration Expenses (US$000)	8,574	412	-	-	7	8,993	8,188	407	-	-	2	8,598
Commercial Deductions (US$000)	99	32	-	-	4	135	101	16	-	-	1	118
Selling Expenses (US$000)	154	7	-	-	0	161	159	8	-	-	0	167
Cost Applicable to Sales (US$000)	32,692	1,599	-	-	29	34,320	30,217	1,515	-	-	10	31,742
Divide:
Volume Sold	42,101	150,134	-	-	7	Not Applicable	43,951	186,208	-	-	3	Not Applicable
CAS	777	10.65	-	-	4,120	Not Applicable	688	8.13	-	-	3,102	Not Applicable

Prorrateo	95%	5%			0%		95%	5%			0%

	UCHUCCHACUA
	1Q 2017						1Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	20	25,998	2,469	1,518	-	30,005	16	21,550	1,318	882	-	23,766
Add:
Exploration Expenses (US$000)	3	4,448	423	260	-	5,134	4	5,735	351	235	-	6,325
Commercial Deductions (US$000)	7	9,626	910	1,544	-	12,087	6	9,256	568	1,312	-	11,142
Selling Expenses (US$000)	1	673	64	39	-	777	1	809	49	33	-	892
Cost Applicable to Sales (US$000)	30	40,745	3,866	3,361	-	48,003	27	37,351	2,286	2,461	-	42,125
Divide:
Volume Sold	42	3,732,401	2,258	1,118	-	Not Applicable	34	3,608,021	1,791	1,361	-	Not Applicable
CAS	730	10.92	1,713	3,008	-	No Applicable	789	10.35	1,276	1,809	-	No Applicable

	LA ZANJA
	1Q 2017						1Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	22,932	684	-	-	-	23,617	17,712	442	-	-	-	18,154
Add:
Exploration Expenses (US$000)	388	12	-	-	-	400	4	0	-	-	-	4
Commercial Deductions (US$000)	62	1	-	-	-	63	58	1	-	-	-	58
Selling Expenses (US$000)	174	5	-	-	-	179	217	5	-	-	-	222
Cost Applicable to Sales (US$000)	23,557	702	-	-	-	24,259	17,990	449	-	-	-	18,439
Divide:
Volume Sold	32,570	67,519	-	-	-	Not Applicable	33,432	68,787	-	-	-	Not Applicable
CAS	723	10.40	-	-	-	Not Applicable	538	6.52	-	-	-	Not Applicable

	BROCAL
	1Q 2017						1Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,411	4,883	3,983	13,363	19,481	43,120	1,978	2,726	2,150	7,027	24,341	38,222
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	2,039	4,178	2,792	13,393	27,323	49,726	2,194	2,027	1,055	5,355	27,605	38,237
Selling Expenses (US$000)	73	254	207	696	1,014	2,245	120	165	130	425	1,472	2,311
Cost Applicable to Sales (US$000)	3,523	9,315	6,983	27,451	47,819	95,091	4,292	4,918	3,335	12,806	53,418	78,770
Divide:
Volume Sold	3,429	825,740	5,595	14,102	9,806	Not Applicable	3,333	374,950	2,398	8,687	11,076	Not Applicable
CAS	1,028	11.28	1,248	1,947	4,877	Not Applicable	1,288	13.12	1,391	1,474	4,823	Not Applicable

	NON MINING COMPANIES
	1Q 2017						1Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	5,104	-	-	-	-	-	2,975
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	580	-	-	-	-	-	598
Total (US$000)	-	-	-	-	-	5,684	-	-	-	-	-	3,573

	BUENAVENTURA CONSOLIDATED
	1Q 2017						1Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	48,331	42,803	8,568	16,971	19,544	141,320	41,592	31,895	5,156	9,417	24,377	115,412
Add:
Exploration Expenses (US$000)	8,997	8,624	1,122	894	24	19,661	8,238	9,081	1,018	760	19	19,116
Commercial Deductions (US$000)	2,246	16,088	4,368	16,118	27,335	66,155	2,403	13,845	2,439	8,035	27,618	54,341
Selling Expenses (US$000)	406	1,144	343	825	1,015	4,313	505	1,326	297	574	1,473	4,773
Cost Applicable to Sales (US$000)	59,979	68,658	14,401	34,808	47,918	231,449	52,738	56,148	8,910	18,787	53,487	193,642
Divide:
Volume Sold	78,338	5,999,608	9,719	16,691	9,829	Not Applicable	80,989	5,314,779	6,567	12,342	11,098	Not Applicable
CAS	766	11.44	1,482	2,085	4,875	Not Applicable	651	10.56	1,357	1,522	4,820	Not Applicable

	COIMOLACHE
	1Q 2017						1Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,536	811	-	-	-	14,347	12,418	1,112	-	-	-	13,529
Add:
Exploration Expenses (US$000)	1,623	97	-	-	-	1,720	1,205	108	-	-	-	1,313
Commercial Deductions (US$000)	170	9	-	-	-	179	130	16	-	-	-	146
Selling Expenses (US$000)	159	9	-	-	-	168	242	22	-	-	-	264
Cost Applicable to Sales (US$000)	15,488	927	-	-	-	16,414	13,995	1,257	-	-	-	15,252
Divide:
Volume Sold	30,493	123,896	-	-	-	Not Applicable	32,808	238,191	-	-	-	Not Applicable
CAS	508	7.48	-	-	-	Not Applicable	427	5.28	-	-	-	Not Applicable

APPENDIX 5: ALL-IN SUSTAINING COST

Buenaventura
All-in Sustaining Cost for 1Q17

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1Q17		1Q17		1Q17		1Q17
Au Ounces Sold BVN		69,617
Au Ounces bought from La Zanja		-27,278
Au Ounces Sold Net		42,339		32,248		30,493		71,675

	1Q17		1Q17		1Q17		1Q17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	76,195	1,800	23,264	721	14,347	471	94,291	1,316
Exploration in Operating Units	19,261	455	827	26	1,720	56	20,390	284
Royalties	4,379	103	0	0	0	0	4,379	61
Comercial Deductions[4]	16,365	387	709	22	179	6	16,813	235
Selling Expenses	1,349	32	139	4	168	5	1,490	21
Administrative Expenses	15,428	364	493	15	909	30	16,054	224
Other Expenses	1,640	39	2,515	78	1,141	37	3,432	48
Other Incomes		0	2,265	70	-1,368	-45	653	9
Sustaining Capex[5]	7,029	166	543	17	2,003	66	8,120	113

By-product Credit	-102,334	-2,417	-1,166	-36	-2,153	-71	-421,275	-5,878

All-in Sustaining Cost	39,312	929	29,588	918	16,945	556	61,805	862

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1.	Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2.	Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3.	For Buenaventura does not consider purchase of concentrate from La Zanja.
4.	For all metals produced.
5.	Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Buenaventura
All-in Sustaining Cost for 1Q16

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable Production[2]
	1Q16		1Q16		1Q16		1Q16
Au Ounces Sold BVN		77,548
Au Ounces bought from La Zanja		-33,324
Au Ounces Sold Net		44,224		34,728		32,808		75,805

	1Q16		1Q16		1Q16		1Q16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	58,411	1,321	17,006	490	13,529	412	72,859	961
Exploration in Operating Units	19,112	432	594	17	1,313	40	19,954	263
Royalties	4,674	106	0	0	0	0	4,674	62
Comercial Deductions[4]	16,046	363	860	25	146	4	16,561	218
Selling Expenses	1,641	37	222	6	264	8	1,865	25
Administrative Expenses[5]	12,738	288	492	14	555	17	13,222	174
Other Expenses	0	0	1,890	54	806	25	1,326	17
Other Incomes	-761	-17	-3,803	-109	-1,111	-34	-3,224	-43
Administrative charges	0	0	584	17	321	10	438	6
Sustaining Capex[6]	10,941	247	271	8	3,806	116	12,611	166

By-product Credit	-83,195	-1,881	-898	-26	-3,564	-109	-85,100	-1,123

All-in Sustaining Cost	39,607	896	17,218	496	16,067	490	55,185	728

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1.	Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2.	Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3.	For Buenaventura does not consider purchase of concentrate from La Zanja.
4.	For all metals produced.
5.	For Buenaventura, does not consider management services charged to subsidiaries.
6.	Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of March 31, 2017 and December 31, 2016

	2017	2016
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	170,584	80,544
Trade and other accounts receivable, net	296,323	269,089
Inventory, net	126,658	120,947
Income tax credit	12,789	19,956
Prepaid expenses	13,190	11,392
Embedded derivatives for sale of concentrate, net	4,147	-
	623,691	501,928

Non-current assets
Trade and other receivables, net	151,342	166,048
Long-term income tax credit	4,012	3,660
Long-term inventory	9,435	14,027
Investment in associates	1,578,591	1,536,607
Mining concessions, development costs, property, plant and equipment, net	2,002,697	1,960,025
Investment properties, net	9,964	10,089
Deferred income tax asset, net	34,658	25,881
Prepaid expenses	28,128	30,431
Other assets	18,427	17,719
	3,837,254	3,764,487

Total assets	4,460,945	4,266,415

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	190,000	55,000
Trade and other payables	279,608	273,440
Provisions	62,089	62,502
Income tax payable	10,003	8,686
Embedded derivatives for sale of concentrate, net	-	1,524
Hedge derivative financial instruments	1,017	3,863
Financial obligations	40,683	40,110
	583,400	445,125

Non-current liabilities
Trade and other payables	17,172	15,982
Provisions	171,983	174,190
Financial obligations	548,220	552,232
Contingent consideration liability	19,343	19,343
Deferred income tax liability, net	11,749	12,330
	768,467	774,077

Total liabilities	1,351,867	1,219,202

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,071	162,744
Other reserves	269	269
Retained earnings	1,746,340	1,690,123
Other reserves of equity	(158)	(1,783)
Shareholders’ equity, net attributable to owners of the parent	2,879,260	2,821,091
Non-controlling interest	229,818	226,122
Total shareholders’ equity, net	3,109,078	3,047,213

Total liabilities and shareholders’ equity, net	4,460,945	4,266,415

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three-month periods ended March 31, 2017 and 2016

	2017	2016
	US$(000)	US$(000)
Continuing operations
Operating income
Net sales of goods	266,289	215,080
Net sales of services	6,503	5,568
Royalty income	5,470	6,685
Total operating income	278,262	227,333

Operating costs
Cost of sales, without considering depreciation and amortization	(136,607)	(112,672)
Cost of services, without considering depreciation and amortization	(4,713)	(2,740)
Depreciation and amortization	(44,309)	(46,838)
Exploration in operating units	(19,661)	(19,116)
Mining royalties	(6,358)	(6,168)
Total operating costs	(211,648)	(187,534)

Gross profit	66,614	39,799

Operating expenses, net
Administrative expenses	(22,455)	(21,411)
Provision for contingencies	(12,482)	(885)
Selling expenses	(4,313)	(4,773)
Exploration in non-operating areas	(2,293)	(3,514)
Other, net	(1,949)	3,817
Total operating expenses, net	(43,492)	(26,766)

Operating profit	23,122	13,033

Other income (expense), net
Share in the results of associates	44,864	28,397
Net gain (loss) from currency exchange difference	3,003	6,379
Financial income	1,291	2,347
Financial costs	(7,212)	(7,980)
Total other income, net	41,946	29,143

Profit before income tax	65,068	42,176

Current income tax	(6,260)	(7,003)
Deferred income tax	9,719	13,792

Profit (loss) from continuing operations	68,527	48,965

Discontinued operations
Profit (loss) from discontinued operations	7,723	2,283
Net profit	76,250	51,248

Attributable to:
Owners of the parent	70,696	51,562
Non-controlling interest	5,554	(314)
	76,250	51,248

Basic and diluted loss per share attributable to
equity holders of the parent, stated in U.S. dollars	0.28	0.20

Weighted average number of shares outstanding
(common and investment), in units	253,986,867	253,715,190

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three-month periods ended March 31, 2017 and 2016

	2017	2016
	US$(000)	US$(000)
Operating activities
Proceeds from sales	255,316	181,821
Proceeds from dividends	3,073	134,015
Value Added Tax recovered	7,938	53,093
Royalty received	6,209	7,557
Interest received	961	1,654
Payments to suppliers and third-parties	(189,653)	(168,056)
Payments to employees	(42,720)	(35,765)
Payments of mining royalties	(4,379)	(4,469)
Payments of interest	(5,937)	(3,790)
Payment of income taxes	(11,434)	(2,157)

Net cash and cash equivalents provided by operating activities	19,374	163,903

Investing activities
Proceeds from loans	17,680	-
Proceeds from sales of mining concessions, property, plant and equipment	6,571	110
Acquisitions of mining concessions, development costs, property, plant and equipment	(81,612)	(52,028)

Net cash and cash equivalents used in investing activities	(57,361)	(51,918)

Financing activities
Proceeds of bank loans	165,000	160,000
Payments of bank loans	(30,000)	(160,000)
Payments of financial obligations	(3,613)	(8,584)
Increase of restricted bank accounts	(1,691)	(4,452)
Dividends paid to controlling interest	(1,669)	(2,080)
Increase of financial obligations	-	1,186
Acquisition of non-controlling interest	-	(158)

Net cash and cash equivalents provided by (used in) financing activities	128,027	(14,088)

Net increase in cash and cash equivalents during the period	90,040	97,897
Cash and cash equivalents at the beginning of the period	80,544	76,588

Cash and cash equivalents at period-end	170,584	174,485

	2017	2016
	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net loss	70,696	51,562

Plus (less):
Depreciation and amortization	44,309	46,838
Provision for employee bonus		5,658
Reversal (provision) for impairment loss of inventories	(291)	(1,782)
Net loss (gain) on sales of mining concessions, property, plant and equipment		(110)
Net loss (gain) from currency exchange difference	(3,003)	(6,379)
Accretion expense of provision for closure of mining units and exploration projects	290	738
Net share in results of associates	(44,864)	(28,397)
Loss attributable to non-controlling interest	5,554	(314)
Deferred income tax expense (income)	(9,719)	(13,792)
Provision for estimated fair value of embedded derivatives related to concentrate	(10,266)	(13,021)
sales and adjustments on open liquidations
Hedge derivative instruments	5,947	-
Other net	(6,700)	4,149

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(22,005)	1,537
Inventories	946	9,799
Income tax credit	6,815	7,944
Prepaid expenses	505	(6,366)
Increase (decrease) in operating liabilities -
Trade and other accounts payable	(16,002)	(30,658)
Provisions	(7,228)	3,039
Income tax payable	1,317	(557)

Proceeds from dividends	3,073	134,015

Net cash and cash equivalents provided by operating activities	19,374	163,903

CONTACT:
Contacts in Lima:
Carlos Galvez, (511) 419-2540
Chief Financial Officer
or
Rodrigo Echecopar, (511) 419-2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
Contacts in NY:
Barbara Cano, (646) 452-2334
barbara.cano@mbsvalue.com
or
Company Website: www.buenaventura.pe/ir